Mail Stop 3010

February 25, 2010

Mr. James A. Thomas
Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

      Re: Thomas Properties Group, Inc.
               Form 10-K for the year ended December 31, 2008
               Filed March 23, 2009
               File No. 000-50854

Dear Mr. Thomas:

      We have reviewed your response letter dated January 22, 2010, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Impairment of long-lived assets, page 70

1.   We note your response to prior comment 3. In future filings please consider expanding the discussion in your MD&A related to your impairment testing to describe the significant assumptions and estimates used in your determination that the undiscounted future cash flows associated with each property were in excess of the carrying value of each property and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and estimates. Please consider discussing properties that are at risk of being impaired and disclosing the percentage by which the undiscounted future cash flows exceed the carrying amounts. Please provide us with your proposed

future disclosure for your 2009 Form 10-K, if applicable, and see Section V of Interpretive Release No. 33-8350 for reference.

Proxy Statement on Schedule 14A, filed April 28, 2009

Pay for Performance, page 17

2.   We note your response to prior comment 5. Please confirm that your future filings will include disclosure regarding the percentage weighting for each of the factors considered in determining cash bonus targets, similar to the information provided in the first paragraph of your response.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief